EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement re computation of per share earnings

(Amounts in Thousands – Except Per Share Data)

	For the Year Ended December 31
	2005	2004	2003
Net income	$23,056	$18,960	$14,617

Weighted average common shares outstanding	15,005	15,005	15,005

Basic and diluted earnings per share	$1.54	$1.26	$.97